Exhibit 11.03

                           MEMORANDUM OF AGREEMENT
                           -----------------------

*     PARTIES:. IGI, Inc. ("IGI") and Michael F. Holick, MD, Ph.D. ("Holick")

* EXCLUSIVE LICENSE AGREEMENT:.On or before December 31, 2003, IGI and Holick shall enter into an Exclusive License Agreement (the "License") in accordance with the terms set forth herein and such other additional terms as mutually agreed by the parties consistent herewith, by which Holick will exclusively license to IGI free and clear of any and all liens, encumbrances, claims or other impairments all rights, title and interest in and to the Parathyroid Hormone Related Peptide (PTHrP) and glycoside drugs, formulations and technologies, including without limitation all patents and patent applications claiming the composition or methods of use thereof and all related data and know how (the "PTHrP/GLYCOSIDE Rights") in consideration of upfront payments, the grant of options to purchase shares of Common Stock of IGI, royalty payments and/or consideration of an upfront payment, the grant of an option to purchase shares of Common Stock of IGI, royalty.payments and/or certain rights to receive a portion of payments received by IGI upon sublicensing the PTHrP/GLYCOSIDE Rights as set forth below.

*     CONSIDERATION UNDER EXCLUSIVE LICENSE AGREEMENT

            i. Subject to rights for reimbursement by setoff against royalty and/or sublicense payments, IGI shall be responsibility for any and all costs for the prosecution and oversight of any intellectual property rights related to the development of the PTHrP/GLYCOSIDE Rights on a going forward basis, such obligations include, but are not limited to, the costs incurred by Holick for the costs of prosecuting the patents included in the PTHrP/GLYCOSIDE Rights on or after January 1, 2003.

            ii. Upon execution of this Memorandum of Agreement, Holick shall receive from IGI a non-refundable payment of $50,000.

            iii. Upon execution of the Exclusive License Agreement, Holick shall receive from IGI payment in the amount of $50,000.

            iv. Holick shall receive from IGI payment in the amount of $100,000 upon the earlier of (i) the initiation of the PTH(7-34) human chemotherapy alopecia trials, (ii) equity acquisition by a third party of 20% or more of IGI's outstanding common stock, or.(iii) January 1, 2004.

            v. Holick shall receive from IGI payment in the amount of $100,000 on.June 1, 2004.

            vi. IGI shall guarantee the payments under (iii)-(v) above by a promissory note to be executed simultaneously with the Exclusive


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                  License Agreement.

            vii. Upon execution of the Exclusive License Agreement, IGI will grant to Holick options to purchase 300,000 shares of IGI's Common in accordance with the terms and conditions of the Company's stock option plans.

            viii. If IGI grants to a third party a sublicense to the
                  PTHrP/Glycoside Rights, IGI will pay to Holick 50% of cash received for upfront and milestone payments and 50% of royalties on net sales received by IGI from its sub-licensee. However, Holick shall not be entitled to any such payments until such time as IGI has recover 100% of the amount of the payments and expenses set forth in (i) - (v) above.

* EMPLOYMENT AGREEMENT:. Simultaneous with the execution of this Memorandum of Agreement, IGI and Holick shall execute a Employment Agreement effective as of September 26, 2003, under which Holick shall serve as IGI's Executive Vice President of Research and Development and Chief Scientific Officer in accordance with the terms thereof. IGI shall have the right to terminate Holick's employment as provided thereunder in the event IGI and Holick have not executed the Exclusive License Agreement on or before December 31, 2003.

* EXCLUSIVE DEALING:.In recognition of IGI's payment to Holick of $50,000 upon execution of this Memorandum of Agreement, Holick agrees not to enter into any discussions or negotiations with any third party relative to the acquisition, licensing, assignment or other use of the PTHrP/GLYCOSIDE Rights.

      IN WITNESS WHEREOF, the parties hereunto set their hands and seals this 26th day of September 2003.

                                       IGI, Inc.


                                       By: /s/ Frank Gerardi
                                           --------------------------------
                                           Frank Gerardi
                                           Chairman & CEO


                                           /s/ Michael F. Holick, MD, Ph.D.
                                           --------------------------------
                                           Michael F. Holick, MD, Ph.D


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